Exhibit 12.1

HCC INDUSTRIES INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(in thousands)

(unaudited)

	For the Six Months Ended
	September 28, 2002	September 29, 2001
Earnings:

Earnings (loss) before taxes And cumulative effect of accounting change	$(4,276)	$3,817

Add: Fixed Charges*	4,821	4,929

	$545	$8,746

* Fixed Charges:

Interest expense	$4,821		$4,929
	$4,821		$4,929

Ratio of Earnings to Fixed Charges	—	(1)	1.8

(1)          There was a deficiency of earnings to fixed charges for the six months ended September 28, 2002 of $4,276.

*  The ratios of earnings to fixed charges were computed by dividing earnings by fixed charges.  For this purpose, “earnings” consist of earnings before taxes and extraordinary item plus fixed charges and “fixed charges” consist of interest expense and amortization of debt issuance costs.